UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 5, 2005

GEORGIA-PACIFIC CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Georgia	001-03506	93-0432081
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

133 Peachtree Street, N.E., Atlanta, Georgia	30303
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (404) 652-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Securities Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Georgia-Pacific met last week with the IRS to explore possible avenues for the Company to pay, on behalf of bondholders, the tax due in respect of interest on the State of Oregon Economic Development Revenue Bonds (Georgia-Pacific Corporation 1995 Project), Series 157, and to settle the other outstanding bond examinations noted in the Company's Form 8-K filed on June 21, 2005. Georgia-Pacific and the IRS have agreed to meet again to continue these discussions in the near future.

Some of the matters discussed in this Form 8-K concerning future events or circumstances, including the tax-exempt status of bonds that are under IRS examination and any settlement with the IRS regarding bonds constitute forward-looking statements and are based upon the Company's current expectations and beliefs concerning such events or circumstances. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on information known today and speak only as of the date of this filing. Actual events or circumstances may differ materially as a result of a number factors, many of which are outside the control of the Company, including, among other things, final determinations of the IRS regarding the tax-exempt status of bonds under examination or other series of bonds issued to finance solid waste disposal facilities at other Georgia-Pacific mills, the willingness of the IRS to enter into a settlement or settlements with the Company on acceptable terms, if at all, and the applicability to the Company of IRS or court decisions involving bonds issued for similar purposes on behalf of other companies, which may establish precedents regarding the taxability of such bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 5, 2005

GEORGIA-PACIFIC CORPORATION

By: /s/ DOUGLAS P. ROBERTO
Name: Douglas P. Roberto
Title: Secretary